News Release        Q3

The Quaker Oats Company
Further Information:

Quaker Tower	Media Contact:	Investor Contact:

P.O. Box 049001	Mark Dollins, Director	Margaret M. Eichman, V.P.

Chicago, IL 60604-9001	Corp. Comm.	Investor Relations & Corp. Comm.

	(312) 222-7399	(312) 222-7818

QUAKER REPORTS A 14 PERCENT INCREASE IN THIRD-QUARTER DILUTED EARNINGS PER SHARE, BEFORE UNUSUAL ITEMS

For Immediate Release

      CHICAGO, October 19, 2000 – The Quaker Oats Company (NYSE:OAT) today reported earnings per share of $1.15 for its third quarter ended September 30, 2000, excluding unusual items. This compares to $1.01 per share in the third quarter of 1999, an increase of 14 percent.

      Including unusual items in both years, third-quarter earnings were $1.15 per share in 2000, versus $0.98 per share in 1999. Unusual items totaled $500,000 of net income in 2000, compared to $3.8 million, or three cents per share, of net expense in 1999.

      Commenting on the quarter, Robert S. Morrison, chairman, president and chief executive officer, said, “This marks the 11th consecutive quarter that Quaker has registered double-digit EPS growth. With nearly 7 percent overall sales growth— 12 percent in worldwide Beverages and 2 percent in worldwide Foods, our portfolio once again outpaced industry growth.

      “In the U.S., Gatorade completed another excellent beverage season, increasing its volume, sales and category share considerably. Hot cereals got off to a strong season start, and grain-based snacks posted its fourth successive quarter of solid growth.”

As Reported

      Business segment operating income for the quarter was $263.5 million, versus $245.5 million in 1999, an increase of 7 percent. Sales from ongoing businesses in the quarter were $1.48 billion, versus $1.38 billion in the year-ago quarter, an increase of 7 percent. Excluding the impact of changes in foreign currency exchange rates, sales would have increased 8 percent. Ongoing business volume, as measured in pounds, increased 8 percent for the quarter.

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      Third-quarter earnings also benefited from lower financing and overhead expenses. In particular, interest expense, general corporate expenses and foreign exchange losses were all less than in the third quarter of the prior year.

TOTAL FOODS
      Business segment operating income for the Company’s Foods business was $140.8 million, versus $121.1 million in the year-ago quarter, an increase of 16 percent. Operating margins expanded to 17.4 percent from 15.3 percent last year. Total Foods sales in the quarter were $808.4 million, versus $790.7 million in the year-ago quarter, an increase of 2 percent. Worldwide Foods unit volume increased 1 percent compared to the third quarter of the prior year.

Foods: U.S. and Canada
      Operating income for U.S. and Canadian Foods was $127.5 million, versus $110.0 million in the year-ago quarter, an increase of 16 percent. Third-quarter sales were $669.1 million, versus $658.8 million last year, an increase of 2 percent.

      Unit volume for the U.S. and Canadian Foods portfolio was essentially even with the prior year, although snack volume increased 18 percent, Quaker hot cereals volume increased 6 percent, Aunt Jemima mixes and syrups increased 6 percent, and Canadian Foods increased 2 percent. Offsetting these increases, ready-to-eat cereals volume decreased 7 percent and flavored rice and pasta volume declined 2 percent in the quarter. Despite the fact that ready-to-eat cereals volume declined in the quarter, Quaker maintained over a 10 percent category volume share, and once again contributed to profit growth because of greater manufacturing efficiencies and lower marketing spending.

      “Our Foods business delivered very strong operating income growth, led by our snack and breakfast items, with product innovation playing a critical role,” noted Morrison. The Company introduced an extensive line-up of new Quaker oatmeal products for the upcoming “hot cereal season.” These included: Quaker Instant Oatmeal Express microwaveable cups; two new flavors of Instant Quaker Oatmeal—Cinnamon Roll and Honey Nut; and a unique Quaker Instant Oatmeal Nutrition for Women line, which is being tested on the East Coast. In the snacks arena this year, the Company introduced new flavors of Quaker Chewy granola bars, Quaker Fruit & Oatmeal bars and Quaker Crispy Mini’s rice snacks—all of which contributed to the quarter’s profitable growth.

Foods: Latin America, Europe and Asia/Pacific
      Operating income from Quaker’s international foods businesses was $13.3 million, versus $11.1 million in the year-ago quarter, an increase of 20 percent. International foods sales were $139.3 million, versus $131.9 million in the year-ago quarter, an increase of 6 percent. International foods volume increased 4 percent.

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      Results from the Company’s Latin American businesses continued to improve, as Brazil and Colombia continue to address the effects of recessionary economies. Sales in Latin America grew 11 percent, volume increased 4 percent, and operating income increased 19 percent. Combined, sales in Europe and Asia declined about 2 percent, reflecting weaker European currencies, and volume increased 4 percent. Combined, operating income from Europe and Asia increased 21 percent.

TOTAL BEVERAGES
      Beverages operating income was $122.7 million, versus $124.4 million in the year-ago quarter, a 1 percent decrease. Worldwide beverage sales were $666.7 million, versus $593.3 million for the year-ago quarter, an increase of 12 percent. Worldwide volume increased 11 percent. Operating margins for total Beverages contracted to 18.4 percent from 21.0 percent in the year-ago quarter, reflecting planned investments behind new products in the United States, including the regional launch of Propel fitness water, as well as the effect of higher P.E.T. resin (plastic bottles) and transportation costs.

      In the U.S. and Canada, operating income was $112.1 million, versus $118.4 million in the year-ago quarter, a decline of 5 percent, caused by a planned increase in marketing spending and higher packaging and transportation costs. Marketing spending increased 24 percent in the quarter in part to support new multi-pack offerings of Gatorade thirst quencher and the regional expansion of Propel fitness water. Sales in the United States and Canada were $561.1 million, versus $498.7 million for the year-ago quarter, an increase of 13 percent. Gatorade thirst quencher sales alone grew 11 percent in the quarter.

      “Once again, Gatorade growth was robust—a testament to the incredible strength of this brand,” said Morrison. “What made its growth even more impressive is the fact that it was up against strong volume growth last year.” Gatorade category share in the U.S. grew nearly three percentage points to an 86 percent share in grocery channels. Innovations in marketing, packaging and flavors—including new multi-packs and Gatorade Fierce flavors, the national roll-out of an ergonomically designed sport bottle and continued expansion to new points of distribution—all contributed to this performance.

      “Our progressive launch of Propel fitness water—which began the season with availability in 15 percent of the country and ended the season approaching 25 percent availability—is on target with our expectations.”

      Outside of the United States and Canada, Beverages operating income rose 77 percent to $10.6 million, compared to $6.0 million earned in the third quarter of last year. International beverage sales grew 12 percent, led by strong performance in Latin America where sales grew 21 percent and operating income increased 85 percent.

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UNUSUAL ITEMS
      During the third quarter of 2000, Quaker recorded unusual items totaling after-tax income of $500,000, which had no material impact on earnings per share. The $500,000 was the combination of $2.5 million ($4.2 million pretax), or two cents per share, from U.S. and Canadian Foods restructuring charges and after-tax income of $3.0 million ($5.1 million pretax), or two cents per share, from prior-year restructuring and divestiture reserve adjustments.

      During the third quarter of 1999, Quaker recorded an after-tax charge of $3.8 million in unusual items. The charge was the net result of a restructuring charge of $4.0 million ($6.7 million pretax), or three cents per share, to reconfigure the U.S. Supply Chain, and income of $200,000 ($100,000 pretax) for a reserve adjustment.

FINANCING AND OTHER
      Net financing costs (net interest expense and foreign exchange losses) were $10.1 million in the quarter, compared to $15.9 million in 1999. Net interest expense declined $4.3 million, as total debt decreased approximately $82 million from September 30, 1999. Excluding unusual items, the Company’s effective tax rate in the third quarters of both 2000 and 1999 was 36.1 percent.

YEAR-TO-DATE RESULTS
      Sales from ongoing businesses through the first nine months were up 7 percent, and operating income increased 13 percent. Excluding the impact of foreign currency exchange rate changes, sales would have increased approximately 8 percent. For the nine months ended September 30, 2000, earnings per share, excluding unusual items, were $3.03 compared to $2.47 in the prior year, a 23 percent increase.

      The average number of common shares outstanding was 131.8 million, compared to 134.5 million a year ago. The number of   shares used to calculate earnings per share for the nine months ended September 30, 2000, was 137.3 million for 2000 and 140.4 million for 1999.

FULL-YEAR OUTLOOK
      At this time, the Company expects 2000 earnings per share growth, excluding unusual items, in the range of 20 percent or slightly better. The current range of Wall Street estimates is in line with this projection.

CONFERENCE CALL
      At 10:30 a.m. (CT) today, management will host a conference call with investors to discuss third quarter results. The live presentation is accessible through Quaker’s Internet site at www.quakeroats.com. The audio Webcast will be archived on the site. To listen to the Webcast, web users will need a computer with a sound card and speakers, as well as Real Audio software — which can be downloaded through www.real.com.

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      The Quaker Oats Company is an international marketer of foods and beverages. Its major brands include: Gatorade thirst quencher; Quaker cereals and grain-based snacks; Rice-A-Roni, Pasta Roni and Near East side dishes; and Aunt Jemima mixes and syrup.

Forward-looking statements, within the meaning of Section 21E of the Securities and Exchange Act of 1934, are made in this document. The Company’s results may differ materially from those suggested by the forward-looking statements for a variety of reasons, including actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs, including cost reduction projects; changes in market prices or rates; fluctuations in the cost and availability of supply chain resources; foreign economic conditions, including currency rate fluctuations; weather; and the ability of the Company to effect manufacturing, distribution and outsourcing initiatives and plant consolidations. Additional expenditures and cash dividends may be affected by the amount of cash flow from operating activities. These factors are more fully described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

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The Quaker Oats Company press releases are available at no charge through PR Newswire’s Company News On-Call Fax Service. For a menu of available Quaker Oats Company press releases or to retrieve a specific release, call 1-800-758-5804, extension 103689. They are also available through the Internet: http://www.quakeroats.com/.

THE QUAKER OATS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND REINVESTED EARNINGS (UNAUDITED)

	Dollars in Millions (Except Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2000	1999	2000	1999

Net Sales	$1,475.1	$1,384.0	$4,045.1	$3,776.1

Cost of goods sold	644.5	600.9	1,804.9	1,683.3

Gross profit	830.6	783.1	2,240.2	2,092.8

Selling, general and administrative expenses	572.1	546.5	1,550.8	1,489.1

Restructuring charges, asset impairments and (gain) on divestiture (a)	(0.9)	6.6	176.5	(1.8)

Interest expense	12.8	15.2	39.7	47.7

Interest income	(4.6)	(2.7)	(7.5)	(8.0)

Foreign exchange loss — net	1.9	3.4	3.4	19.0

Income before income taxes	249.3	214.1	477.3	546.8

Provision for income taxes (b)	90.1	76.8	165.2	150.8

Net Income	$159.2	$137.3	$312.1	$396.0

Preferred dividends — net of tax	1.1	1.1	3.2	3.3

Net Income Available for Common	$158.1	$136.2	$308.9	$392.7

Per Common Share:

Net Income — basic	$1.20	$1.02	$2.34	$2.92

Income before unusual charges/gains — diluted	$1.15	$1.01	$3.03	$2.47

Unusual (charges) gains — diluted (a)(b)	—	(0.03)	(0.77)	0.34

Net Income — diluted (c)	$1.15	$0.98	$2.26	$2.81

Dividends declared	$0.285	$0.285	$0.855	$0.855

Average Number of Common Shares Outstanding (in thousands)	131,991	133,433	131,751	134,466

Reinvested Earnings:

Balance — beginning of period	$930.8	$735.8	$854.6	$555.8

Net income	159.2	137.3	312.1	396.0

Dividends	(38.6)	(38.6)	(115.3)	(117.3)

Balance — end of period	$1,051.4	$834.5	$1,051.4	$834.5

(a)	The three months ended September 30, 2000, includes restructuring charges of $4.2 million pretax ($2.5 million after tax), or $0.02 per share, and adjustments to reduce prior restructuring and divestiture reserves of $5.1 million pretax ($3.0 million after tax), or $0.02 per share. The three months ended September 30, 1999, includes restructuring charges of $6.7 million pretax ($4.0 million after tax), or $0.03 per share, and adjustments to reduce prior divestiture reserves of $0.1 million pretax ($0.2 million after tax). The nine months ended September 30, 2000, includes restructuring charges of $67.2 million pretax ($40.4 million after tax), or $0.29 per share; adjustments to reduce prior restructuring and divestiture reserves of $10.8 million pretax ($6.9 million after tax), or $0.05 per share; and asset impairment losses of $120.1 million pretax ($72.1 million after tax), or $0.53 per share, related to the Supply Chain Reconfiguration project. The nine months ended September 30, 1999, includes restructuring charges of $6.7 million pretax ($4.0 million after tax), or $0.03 per share; a gain on the divestiture of a Brazilian pasta business of $5.1 million pretax ($3.4 million after tax), or $0.03 per share; and adjustments to reduce prior restructuring and divestiture reserves of $3.4 million pretax ($2.2 million after tax), or $0.01 per share.

(b)	The nine months ended September 30, 1999, includes $46.1 million, or $0.33 per share, of reductions in the provision for income taxes related to previously recorded tax accruals and tax assets.

(c)	For the nine months ended September 30, 2000, adjustments to income and shares for the calculation of diluted EPS were approximately $1.4 million and 5.5 million shares, respectively. For the nine months ended September 30, 1999, adjustments to income and shares for the calculation of diluted EPS were approximately $1.5 million and 5.9 million shares, respectively.

THE QUAKER OATS COMPANY AND SUBSIDIARIES
NINE MONTHS NET SALES AND OPERATING
INCOME (LOSS) BY SEGMENT (UNAUDITED)

	Dollars in Millions

	Net Sales				Operating Income (Loss)

	Nine Months Ended		Percent		Nine Months Ended		Percent
	September 30,		Inc(Dec)		September 30,		Inc(Dec)

	2000	1999			2000	1999

Foods:

U.S. and Canadian	$1,817.6	$1,798.9	1.0%		$354.5	$294.7	20.3%

Latin American	256.0	227.5	12.5%		20.9	16.8	24.4%

Other (a)	154.9	158.1	(2.0%)		20.4	20.4	—

Total Foods	$2,228.5	$2,184.5	2.0%		$395.8	$331.9	19.3%

Beverages:

U.S. and Canadian	$1,509.3	$1,311.5	15.1%		$285.7	$282.4	1.2%

Latin American	213.3	179.1	19.1%		25.3	15.5	63.2%

Other (a)	94.0	94.3	(0.3%)		(0.5)	(2.2)	N/M

Total Beverages	$1,816.6	$1,584.9	14.6%		$310.5	$295.7	5.0%

Total Ongoing Businesses	$4,045.1	$3,769.4	7.3%		$706.3	$627.6	12.5%

Total Divested	$—	$6.7	N/	M	$—	$—	—

Total Sales/Operating Income	$4,045.1	$3,776.1	7.1%		$706.3	$627.6	12.5%

Less:
Restructuring charges, asset impairments and (gain) on divestiture					176.5	(1.8)

General corporate expenses					16.9	23.9

Interest expense — net					32.2	39.7

Foreign exchange loss — net					3.4	19.0

Income before income taxes					$477.3	$546.8

(a)	Other includes European and Asia/Pacific results.

N/M = Not Meaningful

THE QUAKER OATS COMPANY AND SUBSIDIARIES
THREE MONTHS NET SALES AND OPERATING
INCOME BY SEGMENT (UNAUDITED)

		Dollars in Millions

		Net Sales			Operating Income

		Three Months Ended		Percent	Three Months Ended		Percent
		September 30,		Inc(Dec)	September 30,		Inc(Dec)

		2000	1999		2000	1999

Foods:

U.S. and Canadian		$669.1	$658.8	1.6%	$127.5	$110.0	15.9%

Latin American		85.3	76.8	11.1%	5.7	4.8	18.8%

Other (a)		54.0	55.1	(2.0%)	7.6	6.3	20.6%

Total Foods		$808.4	$790.7	2.2%	$140.8	$121.1	16.3%

Beverages:

U.S. and Canadian		$561.1	$498.7	12.5%	$112.1	$118.4	(5.3%)

Latin American		74.0	61.0	21.3%	10.0	5.4	85.2%

Other (a)		31.6	33.6	(6.0%)	0.6	0.6	—

Total Beverages		$666.7	$593.3	12.4%	$122.7	$124.4	(1.4%)

Total Sales/Operating Income		$1,475.1	$1,384.0	6.6%	$263.5	$245.5	7.3%

Less:	Reserve adjustment (gains) and restructuring charges				(0.9)	6.6

General corporate expenses					5.0	8.9

Interest expense — net					8.2	12.5

Foreign exchange loss — net					1.9	3.4

Income before income taxes					$249.3	$214.1

(a)	Other includes European and Asia/Pacific results.